UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41358P 20 5

(CUSIP Number)

Ansbert Gadicke

MPM Asset Management

399 Boylston Street, Suite 1100

Boston, MA 02116

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 265,709
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 265,709
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.6%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

This schedule is filed by MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM Asset Management LLC (“AM LLC”), UBS Oncology Impact Fund L.P. (“UBS Oncology”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”) and MPM BioImpact LLC (“BioImpact”), (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin and Todd Foley (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 15,246
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,246
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,246
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors BV2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,637
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,637
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,637
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 22,544
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,544
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,544
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) UBS Oncology Impact Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 319,670
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 319,670
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 319,670
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.9%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 280,955(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 280,955(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,955(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 265,709 shares of Common Stock held by BV 2014 and 15,246 shares held by BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).
(3)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,592(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 290,592(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,592(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 265,709 shares of Common Stock held by BV 2014, 15,246 shares held by BV 2014(B) and 9,637 shares held by AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC.

(3)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Oncology Impact Fund (Cayman) Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 319,670(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 319,670(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 319,670(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.9%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. BioImpact is the General Partner of Oncology Cayman, the General Partner of UBS Oncology.
(3)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioImpact LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 319,670(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 319,670(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 319,670(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.9%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. BioImpact is the General Partner of Oncology Cayman, the General Partner of UBS Oncology.
(3)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 632,806(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6632,806(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 632,806(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 265,709 shares held by BV 2014, 15,246 shares held by BV 2014(B), 9,637 shares held by AM BV 2014 LLC, 22,544 shares held by AM LLC and 319,670 shares held by UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC and a member of AM LLC and the managing partner of BioImpact.

(3)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 313,136(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 313,136(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 313,136(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 265,709 shares held by BV 2014, 15,246 shares held by BV 2014(B), 9,637shares held by AM BV 2014 LLC and 22,544 shares held by AM LLC. The Reporting Person is a managing director of BV 2014 LLC and a member of AM LLC.

(3)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

CUSIP No. 41358P 20 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,592(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 290,592(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,592(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 265,709 shares held by BV 2014, 15,246 shares held by BV 2014(B) and 9,637 shares held by AM BV 2014 LLC. The Reporting Person is a managing director of BV 2014 LLC.
(3)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

Explanatory Note: This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Harpoon Therapeutics, Inc. (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2019, as amended by Amendment No. 1 filed February 16, 2021 and Amendment No. 2 filed on April 6, 2021 (as amended, the “Original Schedule 13D”). This Amendment No. 3 to the Original Schedule 13D is being filed solely to update the beneficial ownership percentages of the Reporting Persons resulting from an increase in the total number of shares of Common Stock outstanding and not due to any transaction by the Reporting Persons. The share numbers in this Amendment No. 3 also give effect to a 1-for-10 share reverse stock split of the Issuer’s Common Stock effected on September 1, 2023. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Items 2, 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background

(a) The entities and persons filing this statement are MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM Asset Management LLC (“AM LLC”), UBS Oncology Impact Fund L.P. (“UBS Oncology”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”) and MPM BioImpact LLC (“BioImpact”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin and Todd Foley (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).

(b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin and Todd Foley is 399 Boylston Street, Suite 1100, Boston, MA 02116.

(c) The principal business of each of the Filing Persons is the venture capital investment business.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, other than UBS Oncology and Oncology Cayman which are Cayman Islands limited partnerships.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 to this Amendment No. 3 and is incorporated by reference herein.

Item 4.	Purpose of Transaction

The Reporting Persons have ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of February 12, 2024:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV 2014	265,709	265,709	0	265,709	0	265,709	1.6%
BV 2014(B)	15,246	15,246	0	15,246	0	15,246	0.1%
AM BV 2014 LLC	9,637	9,637	0	9,637	0	9,637	0.1%
AM LLC	22,544	22,544	0	22,544	0	22,544	0.1%
UBS Oncology	319,670	319,670	0	319,670	0	319,670	1.9%
BV 2014 GP(2)	0	0	280,955	0	280,955	280,955	1.7%
BV 2014 LLC(3)	0	0	290,592	0	290,592	290,592	1.7%
Oncology Cayman(4)	0	0	319,670	0	319,670	319,670	1.9%
BioImpact(4)	0	0	319,670	0	319,670	319,670	1.9%
Ansbert Gadicke(5)	0	0	632,806	0	632,806	632,806	3.7%
Luke Evnin(6)	0	0	313,136	0	313,136	313,136	1.9%
Todd Foley(7)	0	0	290,592	0	290,592	290,592	1.7%

(1)

This percentage is calculated based upon 16,932,272 shares of the Issuer’s common stock outstanding as of November 17, 2023, as reported in the Issuer’s prospectus dated December 19, 2023, filed on December 22, 2023.

(2)	Includes securities held by BV 2014 and BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).
(3)

Includes securities held by BV 2014, BV 2014(B) and AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC.

(4)	Includes shares held by UBS Oncology. BioImpact is the General Partner of Oncology Cayman, the General Partner of UBS Oncology.
(5)

Includes securities held by BV 2014, BV 2014(B), AM BV 2014 LLC, AM LLC and UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC, a member of AM LLC and the managing partner of BioImpact.

(6)	Includes securities held by BV 2014, BV 2014(B), AM BV2014 LLC and AM LLC. The Reporting Person is a managing director of BV 2014 LLC and a member of AM LLC.
(7)	Includes securities held by BV 2014, BV 2014(B) and AM BV2014 LLC. The Reporting Person is a managing director of BV 2014 LLC.

(c) None of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

(d) Inapplicable.

(e) Inapplicable.

Item 7.	Material to Be Filed as Exhibits

C. Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

MPM BIOVENTURES 2014, L.P.

By:	MPM BioVentures 2014 GP LLC, its General Partner
By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM BIOVENTURES 2014 (B), L.P.

By:	MPM BioVentures 2014 GP LLC, its General Partner
By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ASSET MANAGEMENT INVESTORS BV 2014 LLC

By:	MPM BioVentures 2014 LLC
Its: Manager

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ASSET MANAGEMENT LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM BIOVENTURES 2014 GP, LLC

By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM BIOVENTURES 2014 LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

UBS ONCOLOGY IMPACT FUND, L.P.

By:	Oncology Impact Fund (Cayman) Management L.P., its General Partner
By:	MPM BioImpact LLC,
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Partner

ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By:	MPM BioImpact LLC,
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Partner

MPM BIOIMPACT LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Partner

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ Luke Evnin
Name:	Luke Evnin

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

Schedule I

General Partners/Members

Ansbert Gadicke

c/o MPM Asset Management

399 Boylston Street, Suite 1100

Boston, MA 02116

Principal Occupation: Managing director of MPM BioVentures 2014 LLC and managing partner of MPM BioImpact LLC.

Citizenship: USA

Luke Evnin

c/o MPM Asset Management

399 Boylston Street, Suite 1100

Boston, MA 02116

Principal Occupation: Managing director of MPM BioVentures 2014 LLC.

Citizenship: USA

Todd Foley

c/o MPM Asset Management

399 Boylston Street, Suite 1100

Boston, MA 02116

Principal Occupation: Managing director of MPM BioVentures 2014 LLC.

Citizenship: USA

Exhibit Index

C. Agreement regarding filing of joint Schedule 13D.